Exhibit 99.1

Eco Wave Power and AltaSea Align on Official Launch Date for First-Ever U.S. Wave Energy Project at the Port of Los Angeles

Los Angeles, CA – June 25, 2025 – Eco Wave Power Global AB (publ) (Nasdaq U.S.: WAVE; Nasdaq), a leading onshore wave energy developer, is pleased to announce that Inna Braverman, Founder and CEO of Eco Wave Power, and Ran Atias, VP of Engineering, held a strategic meeting with Terry Tamminen, CEO of AltaSea at the Port of Los Angeles, to officially agree upon the launch date and public unveiling of the first-ever onshore U.S. wave energy pilot project.

The historic launch event is scheduled to take place on Tuesday, September 9, 2025, on-site at AltaSea, and will mark a historic milestone in renewable energy innovation for the United States. The event is expected to draw key stakeholders from the clean energy sector, government, academia, and media, and will showcase the real-world implementation of Eco Wave Power’s patented wave energy technology.

“Our meeting with Terry Tamminen was extremely productive and energizing,” said Inna Braverman. “We are now fully aligned on the launch timeline and are excited to welcome partners, press, and policymakers to witness the future of ocean energy in action—right here at the Port of LA.”

Terry Tamminen, CEO of AltaSea, added: “AltaSea was founded to accelerate ocean-based solutions to climate change, and Eco Wave Power is a perfect example of that vision becoming reality. This project is not just a first for the U.S.—it’s a model for how ports around the world can transform into clean energy hubs. We are proud to be the home of this historic installation.”

Following the meeting, the Eco Wave Power and AltaSea teams also conducted a joint walk-through of the installation site to ensure smooth coordination between manufacturing, installation, and event logistics.

This announcement follows recent progress in the project, including the completion of the first three floaters, which are currently entering the final painting and preparation phase at All-Ways Metal, a woman-owned California-based fabrication company.

“We’re not just making history—we’re making it locally, with California innovation, U.S.-based production, and world-class collaboration,” added Braverman. “AltaSea has been an incredible host and partner in this journey.”

The Eco Wave Power installation at AltaSea at the Port of Los Angeles will be the first onshore wave energy project in the United States. Using floaters attached to existing marine infrastructure, Eco Wave Power’s technology converts wave motion into clean electricity via land-based conversion units—offering a cost-effective, reliable, and scalable solution for coastal cities.

The project is supported by Shell’s Marine Renewable Program and manufactured locally by All-Ways Metal, underscoring Eco Wave Power’s commitment to U.S. job creation, innovation, and climate leadership.

About AltaSea

AltaSea at the Port of Los Angeles is a nonprofit center for blue economy innovation, research, and education. Dedicated to accelerating ocean-based solutions to climate change, AltaSea serves as a hub for sustainable business, environmental progress, and community engagement.

About Eco Wave Power Global AB (publ)

Eco Wave Power (Nasdaq: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the expected launch of the first-ever U.S. wave energy pilot project on September 9, 2025, the launch event will mark a historic milestone in renewable energy innovation for the United States, and that the event is expected to draw key stakeholders from the clean energy sector, government, academia, and media, and will showcase the real-world implementation of Eco Wave Power’s patented wave energy technology. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.